Aflac Incorporated 3rd Quarter 2009 Form 10-Q
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$363	$100	$1,245	$1,057

Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share — basic	466,586	475,357	466,362	476,076
Dilutive effect of share-based awards	3,128	5,388	2,016	6,037

Weighted-average outstanding shares used in the computation of earnings per share — diluted	469,714	480,745	468,378	482,113

Earnings per share:
Basic	$.78	$.21	$2.67	$2.22
Diluted	.77	.21	2.66	2.19

EXH 11-1